                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)



                         NOVITRON INTERNATIONAL, INC.
                         ----------------------------
                               (Name of Issuer)


                    COMMON STOCK, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)


                                   670088103
                                   ---------
                                (CUSIP Number)

                              Third Security, LLC
                              The Governor Tyler
                              1902 Downey Street
                            Radford, Virginia 24141
                       Attention: Marcus E. Smith, Esq.
                          Telephone No.: 540-633-7971
                          ---------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   Copy to:
                           John Owen Gwathmey, Esq.
                               Hunton & Williams
                         Riverfront Plaza, East Tower
                             951 East Byrd Street
                           Richmond, Virginia 23219

                               December 31, 2000
                               -----------------
            (Date of Event which Requires Filing of This Statement)


            If the filing person has previously filed a statement
            on Schedule 13G to report the acquisition which is the
               subject of this Schedule 13D, and is filing this
                schedule because of Rules 13d-1(e), (f) or (g),
                         check the following box [_].

                              Page 1 of 10 Pages

--------------------------                            ------------------------
CUSIP NO. 670088103                  13D               Page 2 of 10 Pages
--------------------------                            ------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Randal J, Kirk
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      PF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          302,232
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             99,801
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          302,232
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          99,801
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      402,033
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.8%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

--------------------------                            ------------------------
CUSIP NO. 670088103                  13D               Page 3 of 10 Pages
--------------------------                            ------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Clinical Chemistry Holdings, Inc.   I.R.S. Identification No.:52-2202556
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      0
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUEDS CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

--------------------------                            ------------------------
CUSIP NO. 670088103                  13D               Page 4 of 10 Pages
--------------------------                            ------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      RJK, L.L.C.                    I.R.S. Identification No.: 54-1816015
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             99,801
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          99,801
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      99,801
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.9%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO - limited liability company
------------------------------------------------------------------------------

     This Amendment No. 3 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated November 26, 1999 and filed on December 6, 1999, as amended by Amendment No. 1 dated March 10, 2000 and filed on March 15, 2000 and Amendment No. 2 dated June 8, 2000 and filed on June 9, 2000 (the "Original
Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Novitron International, Inc., a Delaware corporation (the "Issuer"). Mr. Randal J. Kirk ("Mr. Kirk"), Clinical Chemistry Holdings, Inc., a Delaware corporation that is controlled by Mr. Kirk ("CCH"), and RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk ("RJK" and, together with Mr. Kirk and CCH, the "Reporting Persons"), are filing this Amendment to update the information in the Original Schedule 13D with respect to the beneficial ownership of the Common Stock by the Reporting Persons. As described in this Amendment, some of the Common Stock that is beneficially owned by Mr. Kirk is directly beneficially owned by one of the following entities, each of which is controlled by Mr. Kirk: Kirkfield, L.L.C., a Virginia limited liability company, and Zhong Mei, L.L.C., a Virginia limited liability company.

Item 2.   Identity and Background
          -----------------------

   Items 2(a)-(c) of the Original Schedule 13D are amended to read in their entirety as follows:

          "This statement is being filed on behalf of Mr. Randal J. Kirk ("Mr. Kirk"), Clinical Chemistry Holdings, Inc., a Delaware corporation that is controlled by Mr. Kirk ("CCH"), and RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk ("RJK" and, together with Mr. Kirk, the "Reporting Persons"). The principal occupation/employment of Mr. Kirk is investor. The business address of Mr. Kirk is c/o Third Security, LLC, The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141. CCH is a holding company for a variety of clinical chemistry-related businesses, including its wholly-owned subsidiaries Landmark Scientific, Inc. and Landmark Export Corporation. The address of CCH's principal business and office is 101-B Creekridge Road, Greensboro, North Carolina 27406. The name, address and present principal occupation of each of the directors and executive officers of CCH are set forth in Appendix A attached hereto. The principal business of RJK is investment. The address of RJK's principal business and office is The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141. Mr. Kirk is the sole manager of RJK."


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

   Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

          "On November 28, 2000, Kirkfield used approximately $1,032 of working capital to purchase 500 shares of Common Stock. On December 4, 2000, Kirkfield used approximately $408 of working capital to purchase 200 shares of Common Stock. On December 8, 2000, Kirkfield used approximately $416 of working capital to purchase 200 shares of Common Stock. On December 31, 2000, CCH sold all 398,133 shares of Common Stock directly beneficially owned by it as follows:
239,269 shares to Mr. Kirk for $690,734; 49,780 shares to Kirkfield for

                              Page 5 of 10 Pages

$143,707; 99,801 shares to RJK for $288,110; and 9,283 shares to Zhong Mei, L.L.C., a Virginia limited liability company controlled by Mr. Kirk ("Zhong Mei"), for $26,799."


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     Item 5(a) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

          "The aggregate number and percentage of shares of Common Stock to which this statement relates is 402,033 shares, representing 27.8% of the 1,445,227 shares outstanding as reported by the Issuer on November 13, 2000 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (the most recent available filing by the Issuer with the Securities and Exchange Commission). Mr. Kirk directly beneficially owns 239,269 of the shares to which this statement relates. Kirkfield, RJK and Zhong Mei directly beneficially own 53,680, 99,801 and 9,283 shares, respectively, to which this statement relates. Mr. Kirk could be deemed to have indirect beneficial ownership of the shares directly beneficially owned by Kirkfield, RJK and Zhong Mei."

     Item 5(b) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

          "Mr. Kirk has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock reported as directly beneficially owned by him in Item 5(a) hereof and the shares of Common Stock reported as being directly beneficially owned by Kirkfield and Zhong Mei in Item 5(a) hereof. Mr. Kirk has, together with RJK, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of shares of Common Stock reported as directly beneficially owned by RJK in Item 5(a) hereof."

     Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

          "The following table lists all transactions in shares of Common Stock by the Reporting Persons that were effected during the period from June 9, 2000, the date on which Amendment No. 2 to this statement was originally filed with the Securities and Exchange Commission, through January 7, 2001. Unless otherwise indicated, all such transactions were effected on The Nasdaq SmallCap Market.

                                                 Shares Purchased              Average Price
Reporting Person                 Date                 (Sold)                    Per Share*
-------------------------------------------------------------------------------------------------
Mr. Kirk (Kirkfield)             11/28/00                   500                    $1.98
Mr. Kirk (Kirkfield)              12/4/00                   200                    $1.94
Mr. Kirk (Kirkfield)              12/8/00                   200                    $1.98
CCH                              12/31/00              (398,133)**                 $2.89
Mr. Kirk                         12/31/00               239,269**                  $2.89
Mr. Kirk (Kirkfield)             12/31/00                49,780**                  $2.89

                              Page 6 of 10 pages

                                                 Shares Purchased              Average Price
Reporting Person                 Date                 (Sold)                    Per Share
-------------------------------------------------------------------------------------------------
 RJK                           12/31/00                 99,801**                    $2.89
 Mr. Kirk (Zhong Mei)          12/31/00                  9,283**                    $2.89

*       Price excludes commission.

** CCH sold 398,133 shares to Mr. Kirk (239,269 shares), Kirkfield (49,780 shares), RJK (99,801 shares) and Zhong Mei (9,283 shares).

        Item 5(e) of the Original Schedule 13D is hereby amended to read in its entirety as follows:


        "CCH ceased to be the beneficial owner of more than five percent of the shares of Common Stock on December 31, 2000."


Item 7  Material to be Filed as Exhibits.
        ---------------------------------

       The following document is being filed as an exhibit to this Amendment and is incorporated herein by reference:

       Exhibit 7.  Joint Filing Agreement.

                              Page 7 of 10 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  January 8, 2001        /s/ Randal J. Kirk
                              ------------------------------------------
                              Randal J. Kirk



Date:  January 8, 2001        CLINICAL CHEMISTRY HOLDINGS, INC.


                              By:  /s/ Audrey Ho Ping Ting
                                   -------------------------------------
                                   Audrey Ho Ping Ting
                                   President and Chief Executive Officer



Date:  January 8, 2001        RJK, L.L.C.


                              By:  /s/ Randal J. Kirk
                                   -------------------------------------
                                   Randal J. Kirk
                                   Manager

                               Page 8 of 10 Pages

                                 EXHIBIT INDEX
                                 -------------



Exhibit Number      Exhibit
--------------      -------

Exhibit 7.          Joint Filing Agreement.

                              Page 9 of 10 Pages